CONFIDENTIAL TREATMENT REQUESTED

BY PALO ALTO NETWORKS, INC.: PAN-0002

June 18, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Matthew Crispino
Craig Wilson
Morgan Youngwood

Re:	Palo Alto Networks, Inc.
Registration Statement on Form S-1
Initially filed April 6, 2012
File No. 333-180620

Ladies and Gentlemen:

On behalf of Palo Alto Networks, Inc. (the “Company”), and in connection with the submission of a letter dated May 10, 2012 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 3, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-180620), filed with the Commission on April 6, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comment no. 21 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 18, 2012	BY PALO ALTO NETWORKS, INC.: PAN-0002

Critical Accounting Policies and Estimates

Common Stock Valuations, page 69

21.	When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

We previously advised the Staff that the Company first initiated formal discussions with the underwriters regarding the offering on February 22 and 23, 2012 and that the underwriters did not provide the Company with any valuation of the Company at that time. We supplementally advise the Staff that, on June 15, 2012, representatives of Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Citigroup Global Markets Inc., the lead underwriters for the Company’s initial public offering (the “Lead Underwriters”), and the Company discussed valuation and, based on then current market conditions, decided upon an anticipated preliminary price range of $[***] per share (the “Preliminary Price Range”). The actual range to be included in the preliminary prospectus distributed to investors will be no greater than 20% of the top end of the range. Prior to June 15, 2012, the Company had not held discussions with the underwriters regarding the Preliminary Price Range for the initial public offering.

As described on pages 76 and 79 of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), the Company determined that the fair value of the Common Stock for awards granted in May 2012 was $20.19 per share. The Company believes that the significant factors that contributed to the difference between $[***], the midpoint of the Preliminary Price Range, and $20.19, the per share fair value of the Common Stock as of May 18, 2012, as determined by the Company’s board of directors (the “Board”) and informed by the valuation report dated as of April 30, 2012, from the Company’s third party valuation specialist (the “Valuation Report”), were as follows:

•

The Preliminary Price Range necessarily assumes the consummation of a successful initial public offering and the creation of a public market for the Common Stock by the end of July 2012. It therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Valuation Report, which was prepared as of a date approximately three months prior to the date of the Company’s proposed initial public offering. In this regard, we note that even for companies in registration there is a substantial probability of an IPO being delayed or cancelled. According to a June 15, 2012, article in The Wall Street Journal entitled “June’s Likely U.S. IPO Tally: A Fat Zero”, since mid-May “no IPOs have priced, and 14 have been withdrawn.”

•

The Preliminary Price Range does not assign any weighting to any other outcome for the Company’s business, such as an acquisition of the Company or a delay in the expected timing for the initial public offering. In contrast, the Valuation Report applied an 80% weighting to the PWERM under an initial public offering scenario, resulting in an indicated value of $21.70 per share, and a 20% weighting to the option pricing method under a merger and acquisition scenario, resulting in an indicated value for the Common Stock of $14.11 per share. In addition, the PWERM analysis in the Valuation Report modeled potential initial public offerings under two

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 18, 2012	BY PALO ALTO NETWORKS, INC.: PAN-0002

different time horizons (July 2012 and January 2013) and assigned probabilities to each scenario to determine the Company’s enterprise value. More specifically, the PWERM assigned an 80% probability to a July 2012 initial public offering and a 20% probability to a January 2013 initial public offering with a resulting present value that was lower than the July 2012 analysis, reflecting the longer time horizon.

•	In June 2012, the Company hired a new Senior Vice President of Worldwide Field Operations as part of its continued focus on investing in sales and marketing to drive revenue growth.

•

As described on page 75 of Amendment No. 2, when considering which companies to include in the Company’s comparable company analysis, the Company focused on companies that address components of the network security market and networking companies with similar business models, namely, generating revenue from the sale of both products and services, market capitalization greater than $1 billion, revenue growth rates generally greater than 10%, and net income and positive cash flow from operating activities. The Company recognized that many companies that had recently completed initial public offerings, such as LinkedIn, Jive and Splunk, have business models and target markets that are not comparable to the Company. Therefore, the Company more strongly considered relevant revenue multiples from high growth companies that address a component of the network security market and networking leaders with a similar business model.

•

While the Lead Underwriters also believed that network security companies and networking leaders were relevant comparables, they placed a greater emphasis on high growth enterprise software (including SaaS) companies, such as LinkedIn, Cornerstone, Splunk, Jive, Demandware, Bazaarvoice and NetSuite. The Lead Underwriters placed a greater emphasis on these companies because their revenue growth rates and near-term margin profiles are more similar to the Company than those of the network security companies and networking leaders. These high growth enterprise software companies generally have higher revenue multiples than those companies addressing the Company’s target network security market or having similar networking business models. As a result, the Preliminary Price Range reflects the application of a higher revenue multiple to the Company’s revenue forecast than the multiple used in the Valuation Report.

•

The Lead Underwriters’ Preliminary Price Range took into account the recent performance and valuation of companies that they feel may potentially be viewed by certain investors as comparable to the Company and the recent performance of such companies with successful initial public offerings outside of the Company’s target network security market. For example, Splunk, a company that provides a software platform that enables organizations to gain operational intelligence, priced its initial public offering at $17.00 per share on April 18, 2012. The closing price of Splunk’s common stock on June 14, 2012 was $31.66 per share, representing an 86.2% increase from the initial public offering price and a revenue multiple over 13x market analysts’ forward looking revenue forecasts.

•

Both the Lead Underwriters’ valuation model dated June 15, 2012 and the Valuation Report dated April 30, 2012 relied on forward looking revenue forecasts. However, the Lead Underwriters’ valuation model was generated one and a half months after the Valuation Report and applied a revenue multiple to their projections of the Company’s revenue for calendar year ended December 31, 2013, consistent with their expectation that public investors will use calendar multiples for

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 18, 2012	BY PALO ALTO NETWORKS, INC.: PAN-0002

•

valuation purposes, as opposed to the Valuation Report, which relied on revenue forecasts for the fiscal year ended July 31, 2013. Because the Company and Lead Underwriters expect continued growth in its business during the remainder of calendar year 2013, the Lead Underwriters’ valuation models applied a revenue multiple to a higher revenue estimate.

Based upon all the factors discussed above, the Company advises the Staff that the Board appropriately granted options with exercise prices at what it believed was the fair value at the time of grant. However, due to the proximity of the grants on June 5, 2012, to the date of the underwriters’ recommendation of the Preliminary Price Range, the Company intends to reassess the fair value of its Common Stock for financial reporting purposes as of June 5, 2012. In reassessing the fair value of its Common Stock for financial reporting purposes as of June 5, 2012, the Company will apply a straight-line calculation from $20.19, the fair value of the Common Stock as determined by the Board on May 18, 2012, to the mid-point of the preliminary price range included on the cover of the preliminary prospectus to be distributed to potential investors at the commencement of the road show for the Company’s initial public offering.

We supplementally advise the Staff that the Company does not intend to disclose the Preliminary Price Range in the Registration Statement until it commences the marketing efforts for the proposed initial public offering, which is currently scheduled to commence on Monday, July 9, 2012. We will amend the table on page 76 of Amendment No. 2 to reflect the Common Stock fair value and will disclose the above listed factors to describe the difference between the exercise price of options granted in June 2012 and the Preliminary Price Range at that time.

* * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 18, 2012	BY PALO ALTO NETWORKS, INC.: PAN-0002

Please direct your questions or comments regarding the Company’s responses to me or Jeff Saper at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Mark D. McLaughlin
Steffan C. Tomlinson
Jeffrey C. True, Esq.
Palo Alto Networks, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Bruce K. Dallas
Davis Polk & Wardwell LLP

Michael D. Bobroff
Ernst & Young LLP